Exhibit 1

Announcement | Lisbon | March 30, 2015

Information about a letter from OI S.A.

At the request of Oi S.A., Portugal Telecom, SGPS SA provides this announcement about the content of the attached letter from Oi S.A.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital 26.895.375 euros Registered in the Commercial Registry Office in Lisbon And Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Mr.

João Costa da Silva

Edificio Atrium Saldanha

Praça Duque de Saldanha, 1 — 6o andar

P-1050-094 Lisbon

c/o

CVM — Comissão de Valores Mobiliários (Brasil)

(Brazilian Securities and Exchange Commission)

Superintendency of International Relations

c/o Dr. Leonardo Alcântara

CMVM - Comissão do Mercado de Valores Mobiliários

(Portuguese Securities Commission)

Dr. Miguel Namorado Rosa

Rio de Janeiro, March 27, 2015

Re: Your letter from today, in reference to the announcement of Oi S.A of March 26, 2015

Dear Sir:

We are in receipt of your letter dated today, which states that:

“Deloitte did not audit the financial statements of PT SGPS as of May 5, 2014 with the assets contributed by PT SGPS in the share capital increase of Oi, SA on that date, nor have PT, Oi or the SEC requested such an audit.”

“There never existed, therefore, nor could there ever have existed, a refusal of, or an intent to, refuse consent on the part of Deloitte to the inclusion of such an audit report in the ‘SEC registration statement’”.

With regard to the above, we would first like to clarify that Oi S.A. never, in fact, requested that Deloitte audit the financial statements as of May 5, 2014.

What was requested of Deloitte was consent to include, in the registration statement to be filed with the SEC, the audit reports issued by you with respect to the historical financial statements of PT SGPS (as of December 31, 2013).

In this regard, and for the avoidance of doubt, we remind you that a meeting was held with you in Lisbon on October 29, 2014, as well as a telephone conference on October 30 with Mr. John Marcus, practice director of Deloitte Brazil.

After the above-referenced meeting, Mr. Marco Schroeder received an email from a member of the Audit Committee of PT SGPS, Mr. Mario Gomes (Annex 1), noting the following position of Deloitte:

“In case it becomes necessary to include the audit report in such filing, Deloitte understands that it will only be able to give its consent to that effect, whether express or tacit, after the U.S. SEC has completed its review of PT SGPS’s Form 20-F for 2013, which is still ongoing.”

Considering that you were copied in the above message, and Oi S.A. not having received anything to the contrary from Deloitte, we concluded that the statement reflected Deloitte’s position.

Best regards,

/s/ Bayard De Paoli Gontijo

Bayard De Paoli Gontijo